# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AXT INC, CIK 0001051627
CUSIP: 00246W103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4281 TECHNOLOGY DR., FREMONT, California (CA), 94538
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-005896
Filed by CIK 0001604742

## Reporting persons
- Cleveland Capital Management, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 570,000; sole dispositive power 0; shared dispositive power 570,000; aggregate amount beneficially owned 570,000 (1% of the class)
- Cleveland Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 570,000; sole dispositive power 0; shared dispositive power 570,000; aggregate amount beneficially owned 570,000 (1% of the class)
- Wade Massad: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 18,210; shared voting power 570,000; sole dispositive power 18,210; shared dispositive power 570,000; aggregate amount beneficially owned 588,210 (1.1% of the class)
- John Shiry: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 570,000; sole dispositive power 0; shared dispositive power 570,000; aggregate amount beneficially owned 570,000 (1% of the class)

## Item 1. Issuer
Name of issuer: AXT INC
Address of issuer's principal executive offices: 4281 TECHNOLOGY DR., FREMONT, CA, 94538

## Item 2. Person Filing
Name of person filing:
Cleveland Capital Management, L.L.C.
Cleveland Capital, L.P.
Wade Massad
John Shiry
Address of principal business office or, if none, residence:
Cleveland Capital Management, L.L.C. 1250 LINDA ST., SUITE 304, ROCKY RIVER, OH, 44116
Cleveland Capital, L.P. 1250 LINDA STREET, SUITE 304, ROCKY RIVER, OH, 44116
Wade Massad 1250 LINDA STREET, SUITE 304, ROCKY RIVER, OH, 44116
John Shiry 1250 LINDA ST., SUITE 304, ROCKY RIVER, OH, 44116
Citizenship:
Cleveland Capital Management, L.L.C. - Delaware
Cleveland Capital, L.P. - Delaware
Wade Massad - United States
John Shiry - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Cleveland Capital Management, L.L.C. - 570,000
Cleveland Capital, L.P. - 570,000
Wade Massad - 588,210
John Shiry - 570,000
Percent of class:
Cleveland Capital Management, L.L.C. - 1.0%
Cleveland Capital, L.P. - 1.0%
Wade Massad - 1.1%
John Shiry - 1.0%
Sole power to vote or to direct the vote:
Cleveland Capital Management, L.L.C. - 0
Cleveland Capital, L.P. - 0
Wade Massad - 18,210
John Shiry - 0
Shared power to vote or to direct the vote:
Cleveland Capital Management, L.L.C. - 570,000
Cleveland Capital, L.P. - 570,000
Wade Massad - 570,000
John Shiry - 570,000
Sole power to dispose or to direct the disposition:
Cleveland Capital Management, L.L.C. - 0
Cleveland Capital, L.P. - 0
Wade Massad - 18,210
John Shiry - 0
Shared power to dispose or to direct the disposition:
Cleveland Capital Management, L.L.C. - 570,000
Cleveland Capital, L.P. - 570,000
Wade Massad - 570,000
John Shiry - 570,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are owned by an advisory client of Cleveland Capital Management, L.L.C., and by one of its control persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Control Person Identification

## Signatures
- Cleveland Capital Management, L.L.C.: /s/ Wade Massad, Wade Massad, Managing Member (05/08/2026)
- Cleveland Capital, L.P.: /s/ Wade Massad, Wade Massad, Managing Member (05/08/2026)
- Wade Massad: /s/ Wade Massad, Wade Massad (05/08/2026)
- John Shiry: /s/ John Shiry, John Shiry (05/08/2026)